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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46821

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/24 (MM/DD/YY) AND ENDING 10/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Montrose Securities International

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Harbor Drive, Suite 300
(No. and Street)

Sausalito,	CA	94965
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Leung	(415) 265-0435	pleung@montroseintl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City,	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Leung, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Montrose Securities International, as of 10/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MONTROSE SECURITIES INTERNATIONAL

REPORT PURSUANT TO SEC RULE 17a-5 (d)

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULES

YEAR ENDED OCTOBER 31, 2025

MONTROSE SECURITIES INTERNATIONAL
TABLE OF CONTENTS

YEAR ENDED OCTOBER 31, 2025



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Montrose Securities International:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Montrose Securities International (the "Company") as of October 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
December 18, 2025

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2025

Assets

Cash & cash equivalents	$	668,941
Accounts receivable		34,446
Property and equipment, net		-
Total assets	$	703,387

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	380,000
Total liabilities		380,000

Commitments and contingencies

Stockholder's equity

Common Stock, no par value, 100,000 shares	
Authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	5,000
Retained earnings	288,387
Total stockholder's equity	323,387
Total liabilities and stockholder's equity	$ 703,387

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF INCOME

YEAR ENDED OCTOBER 31, 2025

Operating Income		
Commission Income	$	1,422,628
Interest and dividend income		22,708
Net investment gain (loss) income		10,582
Total Operating Income		1,455,918
Operating Expenses		
Employee compensation and benefits		1,263,759
Technology and communication		43,287
Occupancy		2,650
Professional fees		20,981
Other operating expenses		79,818
Total Operating Expenses		1,410,495
Operating Income before Provision for Income Tax		45,423
Provision for Income Tax		15,430
Net Income	$	29,993

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED OCTOBER 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning	$ 30,000	$ 155,000	$ 258,394	$ 443,394
Return of Capital	--	(150,000)	--	(150,000)
Net Income	--	--	29,993	29,993
Balance - Ending	$ 30,000	$ 5,000	$ 288,387	$ 323,387

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2025

Cash Flows from Operating Activities:

Net income	$	29,993
Adjustments to reconcile net income to net cash & cash equivalents provided by operating activities:		
Depreciation		17,747
Changes in operating assets and liabilities:		
Accounts receivable		(17,377)
Marketable securities, at fair market value		369,579
Accounts payable and accrued expenses		155,000
Total adjustments		524,949
Net Cash & Cash Equivalents provided by Operating Activities		554,942

Cash Flows from Investing Activities: —

Cash Flows from Financing Activities:

Return of capital	$ (150,000)	
Net Cash & Cash Equivalents used in Financing Activities:		(150,000)

Net Increase (Decrease) in Cash & Cash Equivalents		404,942
Cash & Cash Equivalents - Beginning of Year		263,999
Cash & Cash Equivalents - End of Year	$	668,941

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	--
Income taxes paid	$	15,430

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Montrose Securities International (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and two U.S. States, as well as a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in the State of California on November 22, 1993.

The Company earned its revenues from: introducing institutional customers to other broker-dealers through correspondent brokerage relationships.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash consists of deposits with banks and broker-dealer. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company had cash equivalents of $502,905 as of October 31, 2025.

Accounts receivable consist of commissions receivable from correspondent brokers. No allowance for uncollectible accounts is recorded at October 31, 2025 based upon the Company's assessment of collectability. Accounts receivable balance as of October 31, 2025 amounted to $34,446 (see Note 4).

The Company follows a five-step revenue recognition model to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company earns Commissions income on customer transactions in equity securities, debt securities and other exchange-traded products in accordance with the terms of its customer agreements. The Company records income net of commission expenses, which represents associated amounts paid to other broker-dealers fortrade execution, clearing, settlement and other services, as set forth in agreements. The Company recognizes net Commissions income on a trade-date basis. The Company believes that its performance obligations are satisfied on the trade date, when the parties to the transaction have been identified, the terms agreed upon, and ownership has transferred to the purchaser.

Under ASC 842, Leases, short-term operating leases which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition. The Company had no long-term lease commitments required to be recorded on the Statement of Financial Condition as of October 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company has adopted FASB ASC 320, Investments -- Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in the Statement of Operations.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable. Deferred taxes are fully reserved against as of October 31, 2025.

NOTE 3 – CONCENTRATIONS

Credit risk – The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to evaluate the credit standing of each counterparty.

Financial balances – The Company maintains cash and securities balances at financial institutions. Bank account balances are generally insured by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 per customer for each institution. Cash and securities balances at SIPC-member brokerage firms are generally covered up to $250,000 cash and $500,000 total per customer for each institution. The Company's financial balances exceeded insured limits at times during the year ended October 31, 2025. The Company has not experienced any losses in such accounts. The Company believes its financial balances are on deposit with financially stable institutions.

NOTE 4 – OTHER BROKER-DEALERS

The Company maintained agreements with other broker-dealers during the year ended October 31, 2025. The Company is the broker of record for customer transactions referred to these broker-dealers; therefore, the Company is contingently liable in the event of its customers' nonperformance. All open transactions at October 31, 2025 settled with no resultant losses to the Company. For the year ended October 31, 2025, the Company earned Commission income of $1,422,628 from its customers and had an accounts receivable balance of $34,446 (see Note 2).

Note 5 – FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Note 5 – FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT *(continued)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.

The condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on the recurring basis as of October 31, 2025:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Cash equivalents	$ 502,905	$ 502,905	$ -	$ -
Total Assets	$ 502,905	$ 502,905	$ -	$ -

Valuation of Securities at Fair Value - Valuation Techniques

Cash Equivalents
Cash equivalents are stated at their fair market value based on quoted prices in active markets. The underlying holdings vary and may include certificate of deposits, US Treasuries, or other highly liquid instruments.

NOTE 6 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no commitments, no other contingent liabilities (other than noted in Note 4) or guarantees and had not been named as a defendant in any lawsuit as of October 31, 2025, or during the year then ended.

NOTE 7 – INCOME TAXES

The provision for income tax is composed of the following:

	Current	Deferred
Federal expense (benefit)	$ 11,417	$ ---
State expense (benefit)	4,013	---
Valuation adjustment	--	---
Total income tax expense (benefit)	$ 15,430	$ ---

NOTE 7 – INCOME TAXES *(continued)*

In accordance with ASC 740, Income Taxes, the Company's recognition of tax positions is subject to a 50% or more probability of realization. The Company has determined it has no uncertain tax positions requiring adjustment as of October 31, 2025.

The Company has $46,043 capital loss carryforwards which can only be used to offset capital gains. There is a 100% allowance booked against this carryforward.

As a C corporation, the Company files Federal and state income returns. The statute of limitations for these jurisdictions is generally three to four years. The Company had no returns under examination as of October 31, 2025.

NOTE 8 – SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has a Simplified Employee Pension Plan ("SEP IRA") which allows employers to contribute to traditional IRAs set up for employees. For the year ended October 31, 2025, the Company contributed $70,000 to this plan.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2025, the Company had net capital of $323,387 which exceeded required net capital of $100,000 by $223,387. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1 on October 31, 2025, which was less than the maximum ratio of 15 to 1.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

NOTE 11 – EQUITY

During the year ended October 31, 2025, the Company paid a total of $150,000 to its sole shareholder as a return of capital, reducing additional paid-in capital.

NOTE 12 –RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending October 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 13 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Automobile	$ 35,494	3-5 years
	35,494	
Less: accumulated depreciation	(35,494)	
Property and equipment, net	$ -	

Depreciation expense for the year ended October 31, 2025 was $17,747.

NOTE 14: SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the President of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

11

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1

AS OF OCTOBER 31, 2025

Computation of Net Capital

Total Shareholder's Equity, per Statement of Financial Condition		$	323,387
Non-allowable assets			
Property and equipment, net	$	-	
Total non-allowable assets			-
Net Capital before haircuts			323,387
Haircut on mutual funds		-	
Undue concentration		-	
Total haircuts and undue concentration			-
Net Capital		$	323,387

Computation of basic net capital requirement

Total indebtedness	$ 380,000

Minimum net capital requirement:

6 2/3 percent of net aggregate indebtedness	$25,333
or minimum dollar net capital requirement	$ 100,000

Net Capital required (greater of above)	100,000
Excess Net Capital	$ 223,387
Ratio of Aggregate Indebtedness to Net Capital	1.18:1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5, Part IIA report dated October 31, 2025.

See report of independent registered public accounting firm

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15c3-3

AS OF OCTOBER 31, 2025

The Company is in compliance with the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to introducing institutional customers to other broker-dealers through correspondent brokerage relationships. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending October 31, 2025.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

AS OF OCTOBER 31, 2025

The Company is in compliance with the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to introducing institutional customers to other broker-dealers through correspondent brokerage relationships. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending October 31, 2025.



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Montrose Securities International:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Montrose Securities International does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Montrose Securities International's business activities include introducing institutional customers to other broker-dealers through correspondent brokerage relationships and are in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm"). The Company did not identify any exceptions to this assertion throughout the fiscal year ended October 31, 2025. Montrose Securities International's management is responsible for compliance with the exemption provisions, the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montrose Securities International's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
December 18, 2025


Montrose Securities International
Exemption Report
For the Year Ended October 31, 2025


Montrose Securities International ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.l7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l7a-5 ("Non-Covered Firm") because the Company limits its business activities exclusively to introducing institutional customers to other broker-dealers through correspondent brokerage relationships. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 1 5c3-3) throughout the most recent fiscal year ended October 31, 2025, without exception.

Montrose Securities International

I, Philip Leung, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

_____
(Philip Leung, President)